PAYROLL4FREE.COM, INC.
Income Statement
For 12 Month(s) Period Ending December 31, 2023

	Current Period
REVENUES	
Cost of Goods Sold	
Advertising - Affiliate	63.11
Charges to Clients	449,199.97
Other Income	1,002.19
Partnership Income	15,844.32
Total Revenues	466,109.59
EXPENSES	
Operating Expenses	
Franchise Tax	450.00
Income Tax Expenses	450.00
Officer Salaries	150,000.00
Administrative Salaries	19,200.00
Training/Support Salaries	208,592.81
IT Salaries	84,000.00
Tax Salaries	110,116.82
Employee Bonuses	5,850.00
Salaries and Wages	577,759.63
Contract Programming	22,860.00
Contract Employees	22,860.00
PR Taxes-FICA/MCR	44,058.30
PR Taxes-Federal Unemployment	440.74
PR Taxes-OH State Unemployment	2,871.53
PR Taxes-PA State Unemployment	138.84
PR Taxes-OH Workers Compensation	413.82
Tax Penalties and Interest	3,521.04
Payroll Taxes	51,444.27
Employee Health	7,484.48
Other Empl. Costs	1,155.29
Help Wanted Advertising	1,166.40
Employee Expenses	661,870.07
Other Marketing Costs	3,919.47
Advertising and Marketing	3,919.47
Telecom	9,600.00
Cellular Phone	558.38
Cybercenter	6,000.00
Other Data	1,200.00

	Current Period
Phone & Internet	17,358.38
Electric	1,290.42
Gas	798.79
Utilities	19,447.59
Liability Insurance	482.00
Insurance Expenses	482.00
Office Equipment Maintainance	51.20
Misc. Small Hardware/Software	149.08
Office Equipment Expenses	200.28
Rent	16,080.77
Janitorial	577.27
Office Supplies	900.46
Postage/Shipping	317.53
Subsriptions & Publications	4,958.92
Office Expenses	42,964.82
Accounting Fees	4,035.00
Other Professional Services	6,000.00
Legal and Professional	10,035.00
Operating Expenses	719,239.36
Non-Operating Expenses	
ACH Transaction Fees	4,616.55
ACH Return Items	2,400.00
ACH Fees	7,016.55
Bank Account Fees	60.00
Fees/Penalties Reimbursed to Clients	11,220.30
Loan Interest	7,394.40
Other Interest & Fees	35.00
Interest and Fees	25,726.25
Revenue Sharing Interest	23,305.49
Non-Operating Expenses	49,031.74
Misc. Expenses	88.00
Total Expenses	768,359.10
NET INCOME (LOSS)	(302,249.51)